UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: January 14, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinion which appears immediately following this page.

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

January 14, 2015 HAD | DUE

313423 | 3195482_1.DOCX

UBS AG - Registration Statement for Debt Securities and Warrants

(Issue Dates: December 15, 2014 to December 19, 2014)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (File Nos. 333-46930, 333-64844, 333-156695 and 333-178960) and filed with the U.S. Securities and Exchange Commission on November 14, 2014 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of each of (i) the Debt Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee and (ii) the Warrant Indenture dated as of July 22, 2004, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	electronic copies of the articles of association (Statuten) of the Company, in the version dated as of May 7, 2014 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of November 14, 2014 (the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of October 1, 2014 (the Organizational Regulations);

(vii)	an electronic copy of the “Business Regulations Corporate Center” in the version effective as of March 26, 2014 (the Business Regulations and, together with the Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Delegations of Authorities for Corporate Center” valid from March 26, 2014 (the Delegation);

(ix)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(x)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xi)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated November 14, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the Authorized Officers’ Certificate);

(xii)	an electronic copy of

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 15, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 16, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 17, 2014,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 18, 2014, and

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 19, 2014,

(collectively, the Opinion Backup Certificates);

(xiii)	an electronic copy of

•	(a) a Determination of an Authorized Person dated December 15, 2014, including Annex A, setting forth the terms of the USD 322,000.00 Trigger Phoenix Autocallable Optimization Securities due December 17, 2015 (Linked to the common stock of Celgene Corporation) CUSIP 90272U360, (b) a Determination of an Authorized Person dated December 15, 2014, including Annex A, setting forth the terms of the USD 195,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2016 (Linked to the shares of Energy Select Sector SPDR® Fund) CUSIP 90272U303, (c) a Determination of an Authorized Person dated December 15, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 17, 2015 (Linked to the common stock of Genworth Financial, Inc.) CUSIP 90272U352, (d) a Determination of an Authorized Person dated December 15, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 17, 2016 (Linked to the common stock of Micron Technology, Inc.) CUSIP 90272U337, (e) a Determination of an Authorized Person dated December 15, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 17, 2016 (Linked to the common stock of Palo Alto Networks, Inc.) CUSIP 90272U329, (f) a Determination of an Authorized Person dated December 15, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 17, 2016 (Linked to the common stock of ServiceNow, Inc.) CUSIP 90272U311, (g) a Determination of an Authorized Person dated December 15, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 17, 2016 (Linked to the common stock of United Rentals, Inc.) CUSIP 90272U345, (h) a Determination of an Authorized Person dated December 15, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Return Optimization Securities due December 19, 2016 (Linked to the American depositary shares of Vale S.A.) CUSIP 90272U287, (i) a Determination of an Authorized Person dated December 15, 2014, including Annex A, setting forth the terms of the USD 199,998.50 Trigger Yield Optimization Notes due December 15, 2016 (Linked to the American depositary shares of Vale S.A.) CUSIP 90272U295, (j) a Written Statement and Instructions of Authorized Persons dated December 15, 2014, including Annex A, setting forth the terms of the USD 5,000,000 Contingent Income Auto-Callable Securities due December 10, 2019 (Linked to the worst performing index among the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®) CUSIP 90274F346 and (k) a Written Statement and Instructions of Authorized Persons dated December 15, 2014, including Annex A, setting forth the terms of the USD 5,800,000 Contingent Income Auto-Callable Securities due December 10, 2019 (Linked to the worst performing index among the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®) CUSIP 90274F353,

•	(a) a Determination of an Authorized Person dated December 16, 2014, including Annex A, setting forth the terms of the USD 349,000.00 Trigger Autocallable Optimization Securities due December 18, 2015 (Linked to the shares of Market Vectors® Oil Services ETF) CUSIP 90272U410, (b) a Determination of an Authorized Person dated December 16, 2014, including Annex A, setting forth the terms of the USD 185,000.00 Trigger Phoenix Autocallable Optimization Securities due December 18, 2015 (Linked to the common stock of Celgene Corporation) CUSIP 90272U402, (c) a Determination of an Authorized Person dated December 16, 2014, including Annex A, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due December 18, 2015 (Linked to the shares of Market Vectors® Oil Services ETF) CUSIP 90272U394, (d) a Determination of an Authorized Person dated December 16, 2014, including Annex A, setting forth the terms of the USD 126,000.00 Trigger Phoenix Autocallable Optimization Securities due December 18, 2015 (Linked to the common stock of Micron Technology, Inc.) CUSIP 90272U386 and (e) a Determination of an Authorized Person dated December 16, 2014, including Annex A, setting forth the terms of the USD 229,522.65 Trigger Yield Optimization Notes due December 17, 2015 (Linked to the common stock of Schlumberger Limited) CUSIP 90272U378,

•	(a) a Determination of an Authorized Person dated December 17, 2014, including Annex A, setting forth the terms of the USD 275,000.00 Airbag Yield Optimization Notes due December 17, 2015 (Linked to the common stock of United Rentals, Inc.) CUSIP 90272U444, (b) a Determination of an Authorized Person dated December 17, 2014, including Annex A, setting forth the terms of the USD 225,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2016 (Linked to the common stock of Apple Inc.) CUSIP 90272U451, (c) a Determination of an Authorized Person dated December 17, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2016 (Linked to the common stock of Apple Inc.) CUSIP 90272U477, (d) a Determination of an Authorized Person dated December 17, 2014, including Annex A, setting forth the terms of the USD 298,000.00 Trigger Phoenix Autocallable Optimization Securities due December 21, 2015 (Linked to the American depositary shares of Baidu, Inc.) CUSIP 90272U469, (e) a Determination of an Authorized Person dated December 17, 2014, including Annex A, setting forth the terms of the USD 479,834.30 Trigger Yield Optimization Notes due December 17, 2015 (Linked to the common stock of Marathon Oil Corporation) CUSIP 90272U428, (f) a Determination of an Authorized Person dated December 17, 2014, including Annex A, setting forth the terms of the USD 464,793.35 Trigger Yield Optimization Notes due December 17, 2015 (Linked to the common stock of Marathon Oil Corporation) CUSIP 90272U436, (g) a Written Statement and Instructions of Authorized Persons dated December 17, 2014, including Annex A, setting forth the terms of the USD 18,846,220 Contingent Income Auto-Callable Securities due December 15, 2017 (Linked to the Common Units of The Blackstone Group L.P.) CUSIP 90274F304, (h) a Written Statement and Instructions of Authorized Persons dated December 17, 2014, including Annex A, setting forth the terms of the USD 2,213,000 Contingent Income Auto-Callable Securities due December 17, 2015 (Linked to the Ordinary Shares of LyondellBasell Industries N.V.) CUSIP 90274F312, (i) a Written Statement and Instructions of Authorized Persons dated December 17, 2014, including Annex A, setting forth the terms of the USD 4,151,610 Trigger Phoenix Autocallable Optimization Securities due December 18, 2024 (Linked to the least performing index between the MSCI® Emerging Markets IndexSM and the Russell 2000® Index) CUSIP 90274F254 and (j) a Written Statement and Instructions of Authorized Persons dated December 17, 2014, including Annex A, setting forth the terms of the USD 6,324,190 Trigger Phoenix Autocallable Optimization Securities due December 18, 2024 (Linked to the least performing index between the Russell 2000® Index and the S&P 500® Index) CUSIP 90274F262,

•	(a) a Determination of an Authorized Person dated December 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Airbag Yield Optimization Notes due June 20, 2016 (Linked to the common stock of Genworth Financial, Inc.) CUSIP 90272U535, (b) a Determination of an Authorized Person dated December 18, 2014, including Annex A, setting forth the terms of the USD 585,000.00 Airbag Yield Optimization Notes due June 18, 2015 (Linked to the common stock of Puma Biotechnology, Inc.) CUSIP 90272U527, (c) a Determination of an Authorized Person dated December 18, 2014, including Annex A, setting forth the terms of the USD 116,000.00 Contingent Absolute Return Autocallable Optimization Securities due December 22, 2015 (Linked to the common stock of Amazon.com, Inc.) CUSIP 90272U576, (d) a Determination of an Authorized Person dated December 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 22, 2016 (Linked to the common stock of Anadarko Petroleum Corporation) CUSIP 90272U550, (e) a Determination of an Authorized Person dated December 18, 2014, including Annex A, setting forth the terms of the USD 177,000.00 Trigger Phoenix Autocallable Optimization Securities due December 22, 2016 (Linked to the common stock of Apple Inc.) CUSIP 90272U600, (f) a Determination of an Authorized Person dated December 18, 2014, including Annex A, setting forth the terms of the USD 360,000.00 Trigger Phoenix Autocallable Optimization Securities due December 22, 2015 (Linked to the shares of Energy Select Sector SPDR® Fund) CUSIP 90272U568, (g) a Determination of an Authorized Person dated December 18, 2014, including Annex A, setting forth the terms of the USD 285,000.00 Trigger Phoenix Autocallable Optimization Securities due December 22, 2015 (Linked to the common stock of FireEye, Inc.) CUSIP 90272U584, (h) a Determination of an Authorized Person dated December 18, 2014, including Annex A, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due December 22, 2015 (Linked to the common stock of Halliburton Company) CUSIP 90272U543, (i) a Determination of an Authorized Person dated December 18, 2014, including Annex A, setting forth the terms of the USD 425,000.00 Trigger Phoenix Autocallable Optimization Securities due December 22, 2015 (Linked to the shares of Market Vectors® Oil Services ETF) CUSIP 90272U592, (j) a Determination of an Authorized Person dated December 18, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Return Optimization Securities due December 22, 2016 (Linked to the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90272U493, (k) a Determination of an Authorized Person dated December 18, 2014, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Return Optimization Securities due December 22, 2016 (Linked to the American depositary shares of Vale S.A.) CUSIP 90272U485, (l) a Determination of an Authorized Person dated December 18, 2014, including Annex A, setting forth the terms of the USD 99,997.24 Trigger Yield Optimization Notes due December 20, 2016 (Linked to the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90272U519 and (m) a Determination of an Authorized Person dated December 18, 2014, including Annex A, setting forth the terms of the USD 109,993.24 Trigger Yield Optimization Notes due December 20, 2016 (Linked to the American depositary shares of Vale S.A.) CUSIP 90272U501, and

•	(a) a Determination of an Authorized Person dated December 19, 2014, including Annex A, setting forth the terms of the USD 410,000.00 Airbag Return Optimization Securities due December 26, 2017 (Linked to the shares of iShares® MSCI Emerging Markets Index Fund) CUSIP 90272U618, (b) a Determination of an Authorized Person dated December 19, 2014, including Annex A, setting forth the terms of the USD 582,000.00 Airbag Yield Optimization Notes due June 19, 2015 (Linked to the common stock of Puma Biotechnology, Inc.) CUSIP 90272U691, (c) a Determination of an Authorized Person dated December 19, 2014, including Annex A, setting forth the terms of the USD 483,000.00 Trigger Phoenix Autocallable Optimization Securities due December 23, 2016 (Linked to the common stock of Caterpillar Inc.) CUSIP 90272U667, (d) a Determination of an Authorized Person dated December 19, 2014, including Annex A, setting forth the terms of the USD 464,000.00 Trigger Phoenix Autocallable Optimization Securities due December 23, 2016 (Linked to the common stock of Celgene Corporation) CUSIP 90272U659, (e) a Determination of an Authorized Person dated December 19, 2014, including Annex A, setting forth the terms of the USD 333,000.00 Trigger Phoenix Autocallable Optimization Securities due December 23, 2015 (Linked to the common stock of Cornerstone OnDemand, Inc.) CUSIP 90272U683, (f) a Determination of an Authorized Person dated December 19, 2014, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 23, 2015 (Linked to the common stock of PulteGroup, Inc.) CUSIP 90272U675, (g) a Determination of an Authorized Person dated December 19, 2014, including Annex A, setting forth the terms of the USD 468,000.00 Trigger Phoenix Autocallable Optimization Securities due December 23, 2016 (Linked to the common stock of Yahoo! Inc.) CUSIP 90272U642, (h) a Determination of an Authorized Person dated December 19, 2014, including Annex A, setting forth the terms of the USD 509,828.55 Trigger Yield Optimization Notes due December 21, 2015 (Linked to the common stock of EOG Resources, Inc.) CUSIP 90272U626 and (i) a Determination of an Authorized Person dated December 19, 2014, including Annex A, setting forth the terms of the USD 504,187.53 Trigger Yield Optimization Notes due December 21, 2015 (Linked to the common stock of EOG Resources, Inc.) CUSIP 90272U634,

(each, a Determination and collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificates, the Officers’ Certificates);

(xiv)	electronic excerpts of the “Global directory of UBS authorized signatories”

•	as provided per e-mails from Jonathan Mandarakas dated December 15, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller,

•	as provided per e-mails from Faizah Fatema dated December 15, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller,

•	as provided per e-mails from Faizah Fatema dated December 16, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller,

•	as provided per e-mails from Faizah Fatema dated December 17, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller, and

•	as provided per e-mails from Faizah Fatema dated December 18, 2014 regarding signature authority of Hina Mehta, Sarah Starkweather, Gordon S. Kiesling and Timothy Geller; and

(xv)	an electronic excerpt from the Register of Commerce for the Company dated as of December 29, 2014 (the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)	the Securities will neither directly nor indirectly be offered or distributed in and from Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the Authorized Officer’s Certificate and the relevant Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the relevant Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the Resolutions), the Officers’ Certificates, and the rank requirement and restriction of signing authority to respective Business Area and Jurisdiction set out in the Signing Authority Policy, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, Indenture and the Authorized Officer’s Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles are in full force and effect and have not been amended;

(i)	as of the date of the Determinations, the Internal Regulations, the Delegation, the Signing Authority Policy and the Digital Signature Approval were in full force and effect and had not been amended;

(j)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I of the 2014 Resolutions) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(k)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(l)	references to the “Resolutions” in the Opinion Backup Certificates are deemed to be references to the Resolutions and references to the “Officer’s Certificate” in the Determinations and the Opinion Backup Certificates are deemed to be references to the Authorized Officer’s Certificate;

(m)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) such Securities qualify as the structured notes produced for the Equity Investor System for the US structured products business, as described in the Memo;

(n)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 15,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(o)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(p)	the choice of the law of the State of New York as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York provided for in, the Indenture is valid and legally binding under the law of the State of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All necessary corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.	The choice of the law of the State of New York as the governing law of the Indenture is a valid choice of law among the parties thereto under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, the law of the State of New York would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant law of the State of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan, The City of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)	We do not express any opinion as to the validity or enforceability of the Securities, the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*    *    *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by the Company in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

Annex 1 to the Legal Opinion dated January 14, 2015

a)	Securities with issue date December 15, 2014

1.	USD 322,000.00 Trigger Phoenix Autocallable Optimization Securities due December 17, 2015 (Linked to the common stock of Celgene Corporation) CUSIP 90272U360, issued through UBS AG, London Branch

2.	USD 195,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2016 (Linked to the shares of Energy Select Sector SPDR® Fund) CUSIP 90272U303, issued through UBS AG, London Branch

3.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 17, 2015 (Linked to the common stock of Genworth Financial, Inc.) CUSIP 90272U352, issued through UBS AG, London Branch

4.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 17, 2016 (Linked to the common stock of Micron Technology, Inc.) CUSIP 90272U337, issued through UBS AG, London Branch

5.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 17, 2016 (Linked to the common stock of Palo Alto Networks, Inc.) CUSIP 90272U329, issued through UBS AG, London Branch

6.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 17, 2016 (Linked to the common stock of ServiceNow, Inc.) CUSIP 90272U311, issued through UBS AG, London Branch

7.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 17, 2016 (Linked to the common stock of United Rentals, Inc.) CUSIP 90272U345, issued through UBS AG, London Branch

8.	USD 200,000.00 Trigger Return Optimization Securities due December 19, 2016 (Linked to the American depositary shares of Vale S.A.) CUSIP 90272U287, issued through UBS AG, London Branch

9.	USD 199,998.50 Trigger Yield Optimization Notes due December 15, 2016 (Linked to the American depositary shares of Vale S.A.) CUSIP 90272U295, issued through UBS AG, London Branch

10.	USD 5,000,000 Contingent Income Auto-Callable Securities due December 10, 2019 (Linked to the worst performing index among the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®) CUSIP 90274F346, issued through UBS AG, London Branch

11.	USD 5,800,000 Contingent Income Auto-Callable Securities due December 10, 2019 (Linked to the worst performing index among the EURO STOXX 50® Index, the Russell 2000® Index and the TOPIX Index®) CUSIP 90274F353, issued through UBS AG, London Branch

b)	Securities with issue date December 16, 2014

1.	USD 349,000.00 Trigger Autocallable Optimization Securities due December 18, 2015 (Linked to the shares of Market Vectors® Oil Services ETF) CUSIP 90272U410, issued through UBS AG, London Branch

2.	USD 185,000.00 Trigger Phoenix Autocallable Optimization Securities due December 18, 2015 (Linked to the common stock of Celgene Corporation) CUSIP 90272U402, issued through UBS AG, London Branch

3.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due December 18, 2015 (Linked to the shares of Market Vectors® Oil Services ETF) CUSIP 90272U394, issued through UBS AG, London Branch

4.	USD 126,000.00 Trigger Phoenix Autocallable Optimization Securities due December 18, 2015 (Linked to the common stock of Micron Technology, Inc.) CUSIP 90272U386, issued through UBS AG, London Branch

5.	USD 229,522.65 Trigger Yield Optimization Notes due December 17, 2015 (Linked to the common stock of Schlumberger Limited) CUSIP 90272U378, issued through UBS AG, London Branch

c)	Securities with issue date December 17, 2014

1.	USD 275,000.00 Airbag Yield Optimization Notes due December 17, 2015 (Linked to the common stock of United Rentals, Inc.) CUSIP 90272U444, issued through UBS AG, London Branch

2.	USD 225,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2016 (Linked to the common stock of Apple Inc.) CUSIP 90272U451, issued through UBS AG, London Branch

3.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 19, 2016 (Linked to the common stock of Apple Inc.) CUSIP 90272U477, issued through UBS AG, London Branch

4.	USD 298,000.00 Trigger Phoenix Autocallable Optimization Securities due December 21, 2015 (Linked to the American depositary shares of Baidu, Inc.) CUSIP 90272U469, issued through UBS AG, London Branch

5.	USD 479,834.30 Trigger Yield Optimization Notes due December 17, 2015 (Linked to the common stock of Marathon Oil Corporation) CUSIP 90272U428, issued through UBS AG, London Branch

6.	USD 464,793.35 Trigger Yield Optimization Notes due December 17, 2015 (Linked to the common stock of Marathon Oil Corporation) CUSIP 90272U436, issued through UBS AG, London Branch

7.	USD 18,846,220 Contingent Income Auto-Callable Securities due December 15, 2017 (Linked to the Common Units of The Blackstone Group L.P.) CUSIP 90274F304, issued through UBS AG, London Branch

8.	USD 2,213,000 Contingent Income Auto-Callable Securities due December 17, 2015 (Linked to the Ordinary Shares of LyondellBasell Industries N.V.) CUSIP 90274F312, issued through UBS AG, London Branch

9.	USD 4,151,610 Trigger Phoenix Autocallable Optimization Securities due December 18, 2024 (Linked to the least performing index between the MSCI® Emerging Markets IndexSM and the Russell 2000® Index) CUSIP 90274F254, issued through UBS AG, London Branch

10.	USD 6,324,190 Trigger Phoenix Autocallable Optimization Securities due December 18, 2024 (Linked to the least performing index between the Russell 2000® Index and the S&P 500® Index) CUSIP 90274F262, issued through UBS AG, London Branch

d)	Securities with issue date December 18, 2014

1.	USD 100,000.00 Airbag Yield Optimization Notes due June 20, 2016 (Linked to the common stock of Genworth Financial, Inc.) CUSIP 90272U535, issued through UBS AG, London Branch

2.	USD 585,000.00 Airbag Yield Optimization Notes due June 18, 2015 (Linked to the common stock of Puma Biotechnology, Inc.) CUSIP 90272U527, issued through UBS AG, London Branch

3.	USD 116,000.00 Contingent Absolute Return Autocallable Optimization Securities due December 22, 2015 (Linked to the common stock of Amazon.com, Inc.) CUSIP 90272U576, issued through UBS AG, London Branch

4.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due June 22, 2016 (Linked to the common stock of Anadarko Petroleum Corporation) CUSIP 90272U550, issued through UBS AG, London Branch

5.	USD 177,000.00 Trigger Phoenix Autocallable Optimization Securities due December 22, 2016 (Linked to the common stock of Apple Inc.) CUSIP 90272U600, issued through UBS AG, London Branch

6.	USD 360,000.00 Trigger Phoenix Autocallable Optimization Securities due December 22, 2015 (Linked to the shares of Energy Select Sector SPDR® Fund) CUSIP 90272U568, issued through UBS AG, London Branch

7.	USD 285,000.00 Trigger Phoenix Autocallable Optimization Securities due December 22, 2015 (Linked to the common stock of FireEye, Inc.) CUSIP 90272U584, issued through UBS AG, London Branch

8.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due December 22, 2015 (Linked to the common stock of Halliburton Company) CUSIP 90272U543, issued through UBS AG, London Branch

9.	USD 425,000.00 Trigger Phoenix Autocallable Optimization Securities due December 22, 2015 (Linked to the shares of Market Vectors® Oil Services ETF) CUSIP 90272U592, issued through UBS AG, London Branch

10.	USD 100,000.00 Trigger Return Optimization Securities due December 22, 2016 (Linked to the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90272U493, issued through UBS AG, London Branch

11.	USD 110,000.00 Trigger Return Optimization Securities due December 22, 2016 (Linked to the American depositary shares of Vale S.A.) CUSIP 90272U485, issued through UBS AG, London Branch

12.	USD 99,997.24 Trigger Yield Optimization Notes due December 20, 2016 (Linked to the American depositary shares of Petróleo Brasileiro S.A.) CUSIP 90272U519, issued through UBS AG, London Branch

13.	USD 109,993.24 Trigger Yield Optimization Notes due December 20, 2016 (Linked to the American depositary shares of Vale S.A.) CUSIP 90272U501, issued through UBS AG, London Branch

e)	Securities with issue date December 19, 2014

1.	USD 410,000.00 Airbag Return Optimization Securities due December 26, 2017 (Linked to the shares of iShares® MSCI Emerging Markets Index Fund) CUSIP 90272U618, issued through UBS AG, London Branch

2.	USD 582,000.00 Airbag Yield Optimization Notes due June 19, 2015 (Linked to the common stock of Puma Biotechnology, Inc.) CUSIP 90272U691, issued through UBS AG, London Branch

3.	USD 483,000.00 Trigger Phoenix Autocallable Optimization Securities due December 23, 2016 (Linked to the common stock of Caterpillar Inc.) CUSIP 90272U667, issued through UBS AG, London Branch

4.	USD 464,000.00 Trigger Phoenix Autocallable Optimization Securities due December 23, 2016 (Linked to the common stock of Celgene Corporation) CUSIP 90272U659, issued through UBS AG, London Branch

5.	USD 333,000.00 Trigger Phoenix Autocallable Optimization Securities due December 23, 2015 (Linked to the common stock of Cornerstone OnDemand, Inc.) CUSIP 90272U683, issued through UBS AG, London Branch

6.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 23, 2015 (Linked to the common stock of PulteGroup, Inc.) CUSIP 90272U675, issued through UBS AG, London Branch

7.	USD 468,000.00 Trigger Phoenix Autocallable Optimization Securities due December 23, 2016 (Linked to the common stock of Yahoo! Inc.) CUSIP 90272U642, issued through UBS AG, London Branch

8.	USD 509,828.55 Trigger Yield Optimization Notes due December 21, 2015 (Linked to the common stock of EOG Resources, Inc.) CUSIP 90272U626, issued through UBS AG, London Branch

9.	USD 504,187.53 Trigger Yield Optimization Notes due December 21, 2015 (Linked to the common stock of EOG Resources, Inc.) CUSIP 90272U634, issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

	By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

	By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 14 January 2015